

Mail Stop 4720

October 17, 2017

Via Email
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

Re: Itau CorpBanca
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 13, 2017
File No. 001-32305

Dear Mr. Moura:

We have reviewed your August 25, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, F-7

1. We note your response to our prior comment 1. In future filings, please enhance your disclosures in the Liquidity and Capital Resources section of your 20-F to discuss with more granularity the nature of the foreign borrowings and details as to the movements in these borrowings in the periods presented.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services